Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Form 6-K, as well as in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on May 15, 2019.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Therapix”, “the Company” and “our Company” refer to Therapix Biosciences Ltd. and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Therapix.

We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.56 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2019.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

●	our timeline for our product candidate development path, including the anticipated starting and ending dates of our anticipated clinical trials;

●	anticipated actions of the Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the commercial launch and future sales of our existing product candidates or any other future potential product candidates;

●	our expectations regarding the commercial supply of our product candidates;

●	our estimates regarding anticipated capital requirements and our needs for financing;

●	risks relating to the possibility that our ADSs may be delisted from the Nasdaq Capital Market, if we do not comply with the minimum stockholders’ equity requirement, which could affect their market price and liquidity

●	the patient market size and market adoption of our product candidates by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of our product candidates;

●	completion and receiving favorable results of our anticipated clinical trials;

●	our expectations regarding when certain patents may be issued and the protection of our intellectual property; and

●	our expectations regarding licensing, acquisitions and strategic partnering.

More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on May 15, 2019, which is available on the U.S. Securities and Exchange Commission, or SEC’s website, www.sec.gov and in our periodic filings with the SEC.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this discussion are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoids pharmaceuticals. We are focusing on a drug development program that we call Joint Pharma, which targets the treatment of the central nervous system and related indications with our product candidate THX-110. As part of our Joint Pharma program, we are also developing THX-150 and THX-160, which target multi drug resistant bacteria and pain, respectively, and THX-210 for the treatment of epilepsy, as well as inflammatory conditions.

THX-110 is a combination drug candidate based on two components: (1) dronabinol, the active ingredient in an FDA approved synthetic analog of synthetic analog of Δ9-tetrahydrocannabinol, or THC, which is the major cannabinoid molecule in the cannabis plant, and (2) pulseless electrical activity, or PEA, which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat Tourette syndrome, obstructive sleep apnea and pain. THX-150 is a drug candidate intended for the treatment of infectious diseases. It consists of dronabinol (synthetic ∆9-tetrahydracannabinol) and/or PEA and a selected antibacterial agent and possesses antimicrobial synergy potential. THX-160 is a novel pharmaceutical CB2 receptor agonist for the treatment of pain. THX-210 is drug candidate based on non-psychoactive cannabinoid cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of epilepsy, as well as inflammatory conditions.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of June 30, 2019, we had an accumulated deficit of approximately $49.5 million. Our financing activities are described below under “Finance Expense and Income.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, consulting and subcontractor expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six-month period ended June 30,
	2019	2018
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	133	335
Share-based payments	19	80
Clinical studies	55	372
Research & preclinical studies	190	423
Chemistry & formulations	57	51
Regulatory and other expenses	45	384
	499	1,645

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six-month period ended June 30,
	2019	2018
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	224	347
Share-based payment	363	296
Professional and directors fees	598	713
Investor relations and business expenses	45	164
Office maintenance, rent and other expenses	38	100
Regulatory expenses	67	35
Business development	215	484
Total	1,550	2,139

Comparison of the six-months ended June 30, 2019 to the six-months ended June 30, 2018

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2019 amounted to $0.5 million, representing a decrease of $1.15 million, or 69.7%, compared to $1.6 million for the six months ended June 30, 2018. The decrease was primarily attributable to a decrease of $889 in clinical, preclinical studies and regulatory and other expenses, reflecting the ending of clinical and preclinical studies that were initiated in previous year and therefore a decrease in regulatory and other expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $1.57 million for the six months ended June 30, 2019, a decrease of $0.56 million, or 26%, compared to $2.1 million for the six months ended June 30, 2018. The decrease resulted primarily from a decrease of $0.1 million of professional and director fees, a decrease of $0.27 million in business development and a decrease of $0.12 million in wages and related expenses reflecting the Company's efforts to reduce these expenses.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2019 was $2.0 million, compared to an operating loss of $3.8 million for the six months ended June 30, 2018, a decrease of $1.7 million, or 45%.

Finance Expense and Income

Financial expense and income consist of revaluation of debt instruments presented at fair value and bank fees.

We recognized financial income for the six months ended June 30, 2019 of $210, representing a decrease of $315,000 compared to financial expenses of $525,000 for six months ended June 30, 2018. The decrease was primarily due to a change in the fair value of debt instruments.

We recognized financial expense for the six months ended June 30, 2019 of $475,000, representing an increase of $472,000 compared to financial expenses of $3,000 for six months ended June 30, 2018. The decrease was primarily due to a change in the fair value of debt instruments, bank fees and other transactional costs.

Discontinued operations, net

Our loss from discontinued operations, net totaled $207,000 for the six months ended June 30, 2019. On March 26, 2019, due in part to significant losses incurred by Therapix Healthcare Resources Inc., or THR, as well as its failure to maintain required licenses to operate its facilities, the our board of directors resolved that THR will commence a liquidation process of its assets, a process which ended on June 27, 2019, with the confirmation of THR dissolution by submitting all documents required by law. Since April 2019, THR had no employees and all business operations were discontinued. Accordingly, we presented all profit or loss results relevant to THR for the six months period ended on June 30, 2019, as income (loss) from discontinued operations, net. Also, as of June 27, 2019, THR had no assets or liabilities and recorded an income in the amount of $616,000 (THR recorded a loss of $2.4 million during the period since consolidation on October 3, 2018, up until December 31, 2018).

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2019 was $2.5 million, representing a decrease $1.1 million, or 30%, compared to $3.6 million for the six months ended June 30, 2018.

Liquidity and Capital Resources

Overview

As of June 30, 2019, we had $1.6 million in cash, including short term deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2019	2018
	(unaudited)	(unaudited)
	(In thousands of USD)

Net cash used in operating activities	(2,891)	(3,465)

Net cash provided by (used in) investing activities	1.269	(512)

Net cash provided by (used in) financing activities	1.730	(36)

Operating Activities

Net cash used in operating activities was $2.9 million for the six months ended June 30, 2019, compared with net cash used in operating activities of $3.5 million for the six months ended June 30, 2018. The decrease is primarily due to decreases in general and administrative expenses and in research and development expenses.

Investing Activities

Net cash provided by investing activities was $1.3 million for the six months ended June 30, 2019, compared with net cash used in investing activities of $0.5 for the six months ended June 30, 2018. The increase is primarily due to Proceeds from sale of property and equipment and repayment of convertible loan in the 2019 period and the granting of convertible loans in the 2018 period.

Financing Activities

Net cash provided by financing activities of $1.7 million in the six months ended June 30, 2019 consisted mainly of $1.8 million of net proceeds from the issuance of share capital and warrants. Net cash used in financing activities in the six months ended June 30, 2018 consisted of $0.04 million of prepaid public offering costs expenses.

On March 14, 2019, an amendment to the securities purchase agreement, dated November 23, 2018, with YA II PN Ltd., or YA II PN, a fund managed by Yorkville Advisors Global L.P., was signed due to the fact that we did not comply with certain conditions of the securities purchase agreement and accordingly deemed to be in default by YA II PN. According to the amendment, YA II PN agreed to waive the requirements under the securities purchase agreement and as such, we are not in default pursuant to the terms of the securities purchase agreement. In addition, we and YA II PN mutually agreed to waive any and all requirements to hold a second closing or third closing.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares, options and warrants. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do expect to generate revenues from sale of our product candidates in the next few years.

As of June 30, 2019, our cash and cash equivalents were $1.6 million.

We believe that our existing cash resources will not be sufficient to finance our operating activities in the foreseeable future; we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings (such as our March 2017 and March 2019 offerings of ADSs and warrants). We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

On May 23, 2019 we received a written notification from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying us that Nasdaq has determined that our stockholders’ equity does not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1). On July 5, 2019, we submitted to Nasdaq a plan to regain compliance with Nasdaq listing rules. After reviewing our plan to regain compliance, Nasdaq granted an extension to enable us to regain compliance with the listing rules. Under the terms of the extension, we must on or before November 18, 2019, complete a stockholders’ equity raising transaction. In the event that we do not satisfy the terms set forth in the extension, Nasdaq will provide written notification that our securities will be subject to delisting proceedings. In such an event, we would be eligible to appeal Nasdaq’s determination to a Listings Qualification Panel.

On July 23, 2019, we announced the signing of a letter of intent for a proposed merger with Destiny Biosciences Global Corp. (“Destiny”). According to the letter of intent, the parties agreed to allow until October 31, 2019 to complete definitive agreements before abandoning the transaction. On November 7, 2019, we announced a mutual decision to discontinue negotiations on the previously announced proposed merger.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.